LocatorX, Inc. DOS/A

Exhibit 2.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

LOCATORX, INC.

Pursuant to the provisions of Sections 607.1003 and 607.1007 of the Florida Business Corporation Act (the “FBCA”), the Articles of Incorporation of LocatorX, Inc., a corporation organized and existing under the laws of the State of Florida (the “Corporation”'), whose Articles of Incorporation were originally filed with the Florida Department of State on March 8, 2016, are hereby amended and restated in their entirety. On April 27,2017, the Amended and Restated Articles of Incorporation were duly adopted by the Corporation’s board of directors and approved by shareholders of the Corporation holding a sufficient number of votes to approve the same, as follows:

ARTICLE I

NAME

The name of the corporation is LocatorX, Inc.

ARTICLE II

PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office address of the Corporation is 2850 Isabella Blvd, Suite 50, Jacksonville, FL 32250 and the mailing address of the Corporation is 2850 Isabella Blvd, Suite 50, Jacksonville, FL 32250.

ARTICLE III

CORPORATE PURPOSE

This Corporation is organized for the purposes of developing and marketing products and services, and transacting any and all other lawful business permitted under the laws of the United States and the State of Florida.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares of all classes of capital stock that the Corporation is authorized to issue is One Hundred Twenty Five Million (125,000,000) shares, consisting of (i) One Hundred Million (100,000,000) shares of common stock, $0.0001 par value per share (the “Common Stock”), and (ii) Twenty Five Million (25,000,000) shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”). Fifty Thousand (50,000) shares of the Preferred Stock have been designated as “Series A Preferred Stock”. Four Million Nine Hundred and Forty Nine Thousand Six Hundred and Twenty (4,949,620) shares of the Preferred Stock have been designated “Series B Preferred Stock”. Article IV hereof contains a description of the Preferred Stock and a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof, of the Series A Preferred Stock.

Common Stock

Section 1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock, if any issued.

Section 2. Voting Rights. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation. Except as otherwise required by law or any agreement to which the Corporation and its shareholders may be party, the holders of Common Stock and the holders of Preferred Stock, if any, shall vote together as a single class on all matters submitted to shareholders for a vote (including any action by written consent).

Section 3. Dividends. Subject to and qualified by the rights of the holders of the Preferred Stock, if any, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

Section 4. Liquidation. Subject to and qualified by the rights of the holders of the Preferred Stock, if any, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provisions for payment of all debts and liabilities of the Corporation, the holders of Common Stock shall be entitled to the remaining assets of the Corporation available for distribution.

Preferred Stock

Section 1.          Designation of Rights. Privileges and Preferences. The Preferred Stock is subject to issuance by the Board of Directors in one or more series and classes by the filing a certificate pursuant to the applicable law of the State of Florida. Except as expressly limited the FBCA, as amended from time to time, or its successor legislation, as amended from time to time, the authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)        Whether that series or class shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(ii)       The number of shares constituting that series or class and the distinctive designation of that series;

(iii)      The dividend rate on the shares of that series or class, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, are paid on dividends on shares of that series or class;

(iv)     Whether that series or class shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)       Whether or not the shares of that series or class shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi)      Whether that series or class shall have a sinking fund for the redemption or purchase of shares of that series or class, and if so, the terms and amount of such sinking fund;

(vii)     The rights of the shares of that series or class in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series or class; and

(viii)    Any other relative rights, preferences and limitations of that series or class.

Section 2.          Designation and Amount of Series A Preferred Stock. The series of Preferred Stock designated and known as the “Series A Preferred Stock” shall have a par value of $0.0001 per share and the number of shares constituting the Series A Preferred Stock shall be Fifty Thousand (50,000) shares.

Section 3.         Super Voting Rights of Series A Preferred Stock. William D. Meadow as holder of record of the Series A Preferred Stock shall be entitled to one thousand (1,000) votes for each share of Series A Preferred Stock standing in such holder’s name on the books of the Corporation, and such votes may be cast by a holder of Series A Preferred Stock on each matter submitted to the Corporation’s shareholders. Other than the voting rights as set forth in this Section 3, Series A Preferred Stock shall have the same dividend, liquidation and other rights as that of the holders of the Common Stock.

Section 4.         Designation and Amount of Series B Preferred Stock. The series of Preferred Stock designated and known as the “Series B Preferred Stock” shall have a par value of $0.0001 per share and the number of shares constituting the Series B Preferred Stock shall be Ten Million (10,000,000) shares.

Section 5.         Preferred Dividend Right of Series B Preferred Stock. Each holder of record of a share of Series B Preferred Stock shall be entitled to receive their pro-rata portion of dividends, out of any assets legally available therefor as declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the Common Stock or other class of Preferred Stock of the Corporation, at the applicable Dividend Rate (as defined below). The percentage of the dividend received by a holder of Series B Preferred Stock pursuant to this Section 5(i) shall be such holder’s pro-rata percentage relative to all holders of Series B Preferred Stock calculated by dividing the number of shares held by a holder of Series B Preferred Stock by the total number of issues and outstanding shares of Series B Preferred Stock (for example if a holder owns 100,000 shares of Series B Preferred Stock and the total number of shares of Series B Preferred Stock issued and outstanding is 4,949,620, then such holder shall be entitled to 2.0204% of the dividend calculated at the Dividend Rate). For purposes of this Section 5.(i), “Dividend Rate” shall mean 10.0% of the first $10,000,000.00 in net revenues received by the Corporation commencing after the date of adoption of these Amended and Restated Articles of Incorporation (for example, if a holder of Series B Preferred Stock is entitled 10% of a dividend at the Dividend Rate pursuant to this Section 5(i), then such holder shall be entitled to dividends under this Section which in the aggregate would not exceed $20,204 = [$10,000,000.00 X 10.0% X 2.0204%], assuming the Corporation realized $10,000,000.00 in net revenues commencing after the date of adoption of these Amended and Restated Articles of Incorporation). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock on a one to one conversion basis.

Other than the rights set forth in this Section 5, Series B Preferred Stock shall have the same voting, dividend, liquidation and other rights as that of the holders of the Common Stock.

ARTICLE V

INITIAL OFFICERS AND DIRECTORS

William D. Meadow and Shea Ralph are the initial officers of the Corporation. William D. Meadow shall hold the office of President, and Treasurer and Shea Ralph shall hold the office of Vice President, and Secretary. William D. Meadow and Shea Ralph are the initial directors of the Corporation.

ARTICLE VI

BY-LAWS

The power to adopt, alter, amend or repeal by-laws shall be vested in the Board of Directors, and the shareholders of the Corporation, but the Board of Directors may not alter, amend or repeal any By-Laws adopted by the shareholders of the Corporation if the shareholders provide that the By-Laws shall not be altered, amended or repealed by the Board of Directors.

ARTICLE VII

REGISTERED OFFICE AND AGENT

The street address of the Corporation’s registered office is 2850 Isabella Blvd, Suite 50, Jacksonville, FL 32250. The name of the Corporation’s registered agent at that office is William D. Meadow.

ARTICLE VIII

LIMITATION OF LIABILITY

To the fullest extent permitted under the FBCA and other applicable law, no director of the Corporation shall be personally liable to the Corporation or any of its shareholders or any other person for monetary damages for or relating to any statement, vote, decision or failure to act, regarding corporate management or policy or any other matter relating to the Corporation, by a director, unless the breach or failure to perform his or her duties as a director satisfies the standards set forth in Section 607.0831 of the FBCA (or a successor provision of such law) as the same exists or may hereafter be amended. To the fullest extent permitted under the FBCA and other applicable law, a director of the Corporation shall not be or held liable for any action taken as a director, or any failure to take action, if he or she performed the duties of his or her office in compliance with Section 607.0830 of the FBCA (or a successor provision of such law) as the same exists or may hereafter be amended. If the FBCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the FBCA, as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

INDEMNIFICATION

The Corporation shall indemnify any present or former officer or director and shall advance expenses on behalf of any such officer or director, in each case, to the fullest extent now or hereafter permitted by law.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed by the President of the Corporation on April 27, 2017, and affirm that the statements made herein are true under the penalties of perjury.

LOCATORX, INC.
/s/ William D. Meadow
William D. Meadow, President